Mail Stop 4561

June 10, 2008

Larry D. Ingwersen
President and Chief Executive Officer
Digitiliti, Inc.
266 East 7th Street, 4th Floor
St. Paul, MN 55101

> **Re:** **Digitiliti, Inc.**
> **Registration Statement on Form 10**
> **Filed: May 13, 2008**
> **File No. 000-53235**

Dear Mr. Ingwersen:

We have reviewed your filing and have the following comments. Please note that your filing will go effective by lapse of time sixty days from the date upon which you filed this registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934. Considering the nature and extent of our comments, we urge that you either promptly amend the registration statement in order to allow the staff sufficient time for review prior to effectiveness or withdraw the filling as soon as possible in order that it not go effective by the lapse of time. Please file an amendment by July 1, 2008 to comply with the staff's comments. If you cannot amend the filing by that time to comply with the staff's comments, you should consider withdrawing the filing before it becomes effective by operation of law on July 12, 2008 and then refilling it at such time as you can comply. Please note that you should file the request for withdrawal by July 7, 2008.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

Item 1. Business.

Introduction, page 7

1.   Please expand the disclosure regarding your strategic partnerships with Network Engines, Asiagra and Exanet to indicate the nature of your partnerships with these entities. For example, clarify whether the entities are resellers of your products. Also, we note that you have not filed any agreements with these entitles as exhibits to your registration statement. Please tell us whether you believe that your agreements with these strategic partners were made in the ordinary course of your business and, if they were, whether you are substantially dependent upon any of these agreements. See Item 601(b)(10) of Item S-K. Please summarize your analysis in that respect in the response letter. Please note, if the agreements were made outside the ordinary course of your business, or they were made within the ordinary course of your business and you are substantially dependent upon them, you should provide a description of the material terms of the agreements in the Business section of your prospectus and file the agreements as exhibits.

Markets, page 11

2.   In your response letter, please provide support for your statement that the "SMB/SME markets have been labeled 'fragmented' and 'underserved' by the storage industry."

Products, page 11

3.   Please expand your disclosure to provide more details regarding your plans to expand your digitiliti offering, including timetables associated with such expansion and related costs. Please explain, or disclose, your "strategic product progression roadmap."

Item 1A. Risk Factors, page 18

4.   Please review each risk factor heading to ensure it clearly conveys a separate, specific risk to investors regarding your company, industry or the offering. Some subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note the following "[w]e have deficiencies in our internal controls," "[w]e need additional capital," and "[w]e face competition for customers." Please revise your subheadings as necessary to ensure that they disclose the specific risk or risks that you are discussing in the text. Rather than stating that a factor could "harm" or "adversely affect" your business, operating results, or results of operations, the subheading should indicate what the adverse effects may be, such as reduced income or revenues or loss of customers.

"We have deficiencies in our internal controls," page 19

5.   We note that you are not required to maintain disclosure controls and procedures at this time. However, given your disclosure in this section, please confirm your understanding that Rule 13a-15(e) under the Exchange Act requires that both the Chief Executive Officer and Chief Financial Officer of an issuer participate in the evaluation of the issuer's disclosure controls and procedures. Also, please confirm your understanding that the definition of "disclosure controls and procedures" encompasses not only the portion of the definition that you cite from Rule 13a-15(e) but also "controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding financial disclosure."

6.   Please expand your disclosure to briefly explain the nature of the material weaknesses in the company's internal controls that you identified. Please also describe how you identified the weaknesses, your plan for correcting the weaknesses and any material costs that you have incurred (or that you expect to incur) in connection with your remediation plan.

If we do not respond effectively to technological change…", page 19

7.   This risk factor appears twice, on pages 19 and 21. Please eliminate this duplication.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

8.   Please explain to us why you have not provided any disclosures regarding critical accounting policies. For example, we note that you do not address any common stock valuations performed by the board of directors prior to the merger. We would expect an in-depth discussion of these valuations and the related impact on any affected transactions (i.e., determination of any beneficial conversion feature of your pre-merger convertible debt) if the amounts within your financial statements were sensitive to the valuations. Note that such stock valuation disclosures only represent an example of disclosures that we would expect to see and you should determine whether any other policies warrant additional disclosure.

Liquidity, page 28

9.   We note your statement that there are no known trends, events, or uncertainties that have or are reasonably likely to have a material impact on your short-term or long-term liquidity. Please explain to us why you believe that this statement is appropriate

considering the substantial amount of short-term debt that is in excess of your available cash, the disclosure on page 21 that your existing capital resources will only enable you to maintain your current operations through your fiscal 2nd quarter in 2008, and the going concern opinion rendered by your auditors.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 29

10.   Please revise this section to clarify that a person is deemed a beneficial owner if that person has the right to acquire beneficial ownership of a security within 60 days. See Instruction 1 to Item 403 of Regulation S-K and Rule 13d–3(d)(1).

Security Ownership of Certain Beneficial owners, page 29

11.   Please specify the addresses of each of the beneficial owners named in the table. See Item 403(a) of Regulation S-K.

Item 5. Directors and Executive Officers, Promoters and Control Persons

Identification of directors and Executive Officers, page 31

12.   It appears that Messrs. Fischer and Wenzel do not currently hold positions with the registrant, nor do they appear to have been nominated or chosen to be directors or executive officers. Please remove them from the list of directors/executive officers or explain why they are included in the list.

13.   For each of your directors, executive officers and significant employees, please be sure that you have identified each person's principal occupation and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on and the dates the person worked for those organizations. See Item 401(e) of Regulation S-K.

Item 6. Executive Compensation, page 34

14.   Information about compensation paid to your non-employee directors should be included in the Director Compensation Table, not the Summary Compensation Table. Please revise this section as necessary. See Item 402(r)(2)(i) of Regulation S-K. Also, if the compensation paid to your employee directors includes compensation paid for services rendered as a director of the company, please provide a footnote identifying and itemizing such director compensation. See Instruction 3 to Item 402(n) of Regulation S-K.

15.   Please remove Messrs. Ingwersen, Johnson and McDonald from the Summary Compensation Table as they do not appear to have been executive officers of the company during fiscal year 2007.

Item 7. Certain Relationships and Related Transactions, and Director Independence

16.   We note your use of cross-references in this section. The extensive use of cross-references in a registration statement impairs the readability of the disclosure. Please remove the cross-references and provide the narrative disclosure called for by Item 7.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Shell Companies, page 39

17.   In your response letter, please explain the basis for your claim that the SEC has implied that under certain circumstances it will not enforce restrictions on resales of securities of shell companies under Rule 144.

Item 13. Financial Statements and Supplementary data

General

18.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 56

19.   Your website indicates that the initial set-up charge for your Store Forward Appliance unit and the administrator console software includes between one and three days set-up support, depending on the contract. Please tell us how your revenue recognition policy addresses these set up fees.

Item 15. Financial Statements and Exhibits, page 71

20.   Please file as exhibits the 12% convertible note and warrants that you issued to M2 Capital Advisors, Inc. See Item 601(b)(4) of Regulation S-K.

*   *   *   *   *

        As appropriate, please amend your document in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (801) 355-7126
        Leonard W. Burningham, Esq.
        Telephone (801) 363-7411